Exhibit 99.4

Condensed Separate Interim Financial Information

At March 31, 2017

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at March 31, 2017 (unaudited)

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject:	Special auditors’ report on separate interim financial
Information according to Regulation 38D of the Securities
Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of March 31, 2017 and for the three-month period then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 110 million as of March 31, 2017, and the loss from this investee company amounted to NIS 10 million for three-month period then ended. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 4.

Somekh Chaikin

Certified Public Accountants (Isr.)

May 17, 2017

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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Condensed Separate Interim Financial Information as at March 31, 2017 (unaudited)

Condensed interim information of Financial Position

	March 31, 2017 *	March 31, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	274	432	182
Investments	551	509	549
Trade receivables	687	708	698
Other receivables	154	140	72
Dividend receivable from investees	65	583	-
Loans granted to investees	80	278	78
Total current assets	1,811	2,650	1,579

Trade and other receivables	181	182	211
Property, plant and equipment	4,912	4,796	4,867
Intangible assets	221	246	229
Investment in investees	7,046	6,594	7,080
Loans granted to investees	98	450	120
Non-current and other investments	124	118	105
Total non-current assets	12,582	12,386	12,612
Total assets	14,393	15,036	14,191

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Condensed Separate Interim Financial Information as at March 31, 2017 (unaudited)

Condensed Separate Interim Information of Financial Position (cont’d)

	March 31, 2017 *	March 31, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Liabilities
Debentures, loans and borrowings	1,181	1,829	1,405
Loan from an investee	105	434	-
Trade and other payables	681	760	679
Current tax liabilities	99	622	96
Employee benefits	249	325	263
Liability to Eurocom DBS Ltd, an affiliate	6	206	32
Provisions (Note 4)	50	51	48
Total current liabilities	2,371	4,227	2,523

Loans and debentures	8,615	7,621	8,630
Loan from an investee	325	-	325
Employee benefits	222	200	220
Derivatives and other liabilities	238	252	231
Deferred tax liabilities	63	43	59
Total non-current liabilities	9,463	8,116	9,465

Total liabilities	11,834	12,343	11,988

Equity
Share capital	3,878	3,878	3,878
Share premium	384	384	384
Reserves	308	282	302
Deficit	(2,011)	(1,851)	(2,361)
Total equity	2,559	2,693	2,203
Total liabilities and equity	14,393	15,036	14,191

Shaul Elovitch	Stella Handler	Alon Raveh
Chairman of the Board of Directors	CEO	CFO of the Bezeq Group

* See Note 1.3 with regard to early adoption of IFRS 15 - Revenue from Customer Contracts

Date of approval of the financial statements: May 17, 2017

The attached notes are an integral part of these condensed separate interim financial information.

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Condensed Separate Interim Financial Information as at March 31, 2017 (unaudited)

Condensed Separate Interim Information of Profit or Loss

	For the three months ended		Year ended
	March 31		December 31
	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Revenues (Note 2)	1,078	1,112	4,383
Costs of activity
Salaries	224	230	898
Depreciation and amortization	180	183	717
Operating and general expenses (Note 3)	165	172	705
Other operating expenses, net	(4)	(9)	(13)
Cost of Activities	565	576	2,307

Operating profit	513	536	2,076
Financing expenses (income)
Financing expenses	97	109	475
Financing income	(5)	(8)	(30)
Financing expenses, net	92	101	445

Profit after financing expenses, net	421	435	1,631
Share in profits (losses) of investees, net	31	(40)	12
Profit before income tax	452	395	1,643
Income tax	102	107	399
Profit for the period	350	288	1,244

Condensed Separate Interim Information of Comprehensive Income

	For the three months ended March 31		Year ended December 31
	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Profit for the period	350	288	1,244
Other comprehensive income (loss) items for the period, net of tax	6	(10)	(15)

Total comprehensive income for the period	356	278	1,229

* See Note 1.3 with regard to early adoption of the IFRS 15 - Revenue from Customer Contracts

The attached notes are an integral part of these condensed separate interim financial information.

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Condensed Separate Interim Financial Information as at March 31, 2017 (unaudited)

Condensed Separate Interim Information of Cash Flows

	For the three months ended March 31		Year ended December 31
	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	350	288	1,244
Adjustments:
Depreciation and amortization	180	183	717
Share in earnings (losses) of investees, net	(31)	40	(12)
Financing expenses, net	87	103	445
Capital gain, net	(5)	(11)	(107)
Income tax expenses	102	107	399

Change in trade and other receivables	15	(55)	(51)
Change in trade and other payables	33	2	(54)
Change in provisions	2	(9)	(12)
Change in employee benefits	(12)	(8)	(72)
Miscellaneous	-	(2)	(15)

Net cash (used in) from operating activities due to transactions with subsidiaries	(26)	(7)	27

Net income tax paid	(95)	(92)	(445)
Net cash from operating activities	600	539	2,064
Cash flows from investment activities
Investment in intangible assets and other investments	(26)	(16)	(76)
Proceeds from the sale of property, plant and equipment	10	41	132
Acquisition of financial assets held for trading and others	-	-	(905)
Proceeds from the sale of financial assets held for trading and others	-	138	1,003
Tax payment for shareholders’ loans	-	-	(461)
Purchase of property, plant and equipment	(184)	(179)	(758)
Miscellaneous	(7)	(16)	2
Net cash from investment activities due to transactions with investees	(106)	(64)	148
Net cash used for investing activities	(313)	(96)	(915)
Cash flow from finance activities
Issue of Debentures	-	-	2,161
Repayment of debentures and loans	(224)	(49)	(1,444)
Dividends paid	-	-	(1,441)
Payment to Eurocom DBS for acquisition of DBS shares and loans	(61)	(58)	(256)
Interest paid	(15)	(17)	(381)
Miscellaneous	-	3	(21)
Net cash (used in) from financing activities due to transactions with subsidiaries	105	-	305
Net cash used for financing activities	(195)	(121)	(1,077)

Net increase in cash and cash equivalents	92	322	72
Cash and cash equivalents at beginning of period	182	110	110
Cash and cash equivalents at the end of the period	274	432	182

* See Note 1.3 with regard to early adoption of the IFRS 15 - Revenue from Customer Contracts

The attached notes are an integral part of these condensed separate interim financial information.

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Notes to the Condensed Separate Interim Financial Information as at March 31, 2017 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1	Definitions

“The Company”: Bezeq The Israel Telecommunication Corporation Limited

“Investee”, the “Group”, “Subsidiary”: as these terms are defined in the Company’s consolidated financial statements for 2016.

1.2	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Regulation”) and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Tenth Addendum”) with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial information for the year ended December 31, 2016 and in conjunction with the condensed interim consolidated financial statements as at March 31, 2017 (“the Consolidated Financial Statements”).

The accounting policies used in preparing this condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2016, other than that described in section 1.3 below.

1.3	First-time Application of Accounting Standards

Commencing January 1, 2017, the Group applies early adoption of International Financial Reporting Standard - Revenues from Customer Contracts (“IFRS 15”), which sets out guidelines with respect to recognition of revenue. IFRS 15 replaces IAS 18 - Revenues and presents a new model for recognition of revenues from contracts with customers.

For further information concerning the first-time adoption of IFRS 15 see Note 3.2 to the Consolidated Financial Statements.

The tables below present a breakdown of the effects on the condensed interim statement of financial position as at March 31, 2017 and on the condensed statement of income and interim statement of cash flows for the three-month period then ended, assuming that the Company’s previous policy regarding subscriber acquisition costs will be continued during this period.

Effect on the condensed interim statement of financial position as at March 31, 2017:

	Per the previous policies	Change	Per IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Subscriber acquisition asset, net (presented as part of non-current investments)	5	5	10
Equity	2,555	4	2,559

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Notes to the Condensed Separate Interim Financial Information as at March 31, 2017 (unaudited)

Effect on the interim statement of income for the three-month period ended March 31, 2017:

	Per the previous policies	Change	Per IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	168	(3)	165
Salaries	226	(2)	224
Depreciation and amortization costs	180	-	180
Operating profit	508	5	513
Profit after financing expenses	416	5	421
Profit before income tax	447	5	452
Income tax	101	1	102
Profit for the period	346	4	350

Effect on the interim statement of cash flows for the three-month period ended March 31, 2017:

	Per the previous policies	Change	Per IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	595	5	600
Net cash used for investing activities	(308)	(5)	(313)

2.	Revenues

	For the three months ended March 31		Year ended December 31
	2017	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Fixed-line telephony	361	384	1,490
Internet - infrastructure	409	394	1,597
Transmission and data communication	252	273	1,077
Other services	56	61	219
	1,078	1,112	4,383

3.	Operating and general expenses

	For the three months ended March 31		Year ended December 31
	2017	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Maintenance of buildings and sites	47	49	189
Marketing and general	42	43	195
Interconnectivity and payments to communications operators	31	34	130
Services and maintenance by sub-contractors	17	17	72
Vehicle maintenance	18	17	72
Terminal equipment and materials	10	12	47
	165	172	705

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Notes to the Condensed Separate Interim Financial Information as at March 31, 2017 (unaudited)

4.	Contingent liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company’s management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 50 million, where provisions are required to cover the exposure arising from such litigation.

In the Management’s opinion, the additional exposure (exceeding the foregoing provisions), as of March 31, 2017 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 3.3 billion. This amount includes exposure of NIS 2 billion for a claim by shareholders against the Company and officers of the Company which the plaintiff estimates to be NIS 1.1 billion or NIS 2 billion (based on the method to be fixed of calculating the damages) In addition, the Company has further exposure in the amount of NIS 179* million for claims, the success of which cannot be assessed at this stage. The foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to the reporting date, claims amounting to NIS 1.1 billion were filed against the Company and against the subsidiary, Walla Communications Ltd., Yad 2 and an advertising company owned by Walla. Furthermore, another claim without a monetary estimate was filed with regard to a similar matter as this claim. At the date of approval of the financial statements, the chances of these claims succeeding cannot as yet be assessed. In addition, claims amounting to exposure of NIS 114 million were concluded.

* There is further exposure with respect to a lawsuit for which the amount of the claim is unclear.

For further information concerning contingent liabilities see Note 6 to the Consolidated Financial Statements.

5.	Dividends from investees

5.1	On March 8, 2017, the board of directors of Bezeq International resolved to distribute a dividend to the Company in the amount of NIS 65 million in May 2017.

6.	Events during the reporting period and subsequent events

6.1	On May 10, 2017, the Company provided Bezeq International with a loan in the amount of NIS 50 million, to be repaid in three equal annual installments from May 2018. The loan bears annual interest of 2.56%.

6.2	With regard to the Company’s review of the option of issuing a public issue of debentures by way of a series expansion, see Note 13.2 to the Consolidated Financial Statements.

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